Mystique energy Inc.

04030740

SEC MAIL PROCESSING
RECEIVED
JUN 14 2004
WASH. D.C. 155 SECTION

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

2004-06-03

United States Securities
And Exchange Commission
Washington, DC 20549

SUPPL

Dear Sir or Madam:

Please find enclosed the latest press releases for Mystique Energy, Inc.

Should you have any questions regarding these documents please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

MYSTIQUE ENERGY, INC.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Wendy Irvine
Executive Assistant

dlw 6/17

Suite 900 805 - 8th Avenue SW Calgary, Alberta, Canada T2P 1H7
Telephone: (403) 261-3634 Fax: (403) 265-3348
www.mystiqueenergy.ca

Mystique energy Inc.

News Release **JUNE 2, 2004**

For Immediate Release:

Mystique Energy, Inc. Files NI 51 – 101 Disclosure

CALGARY, Alberta (June 2, 2004) – Mystique Energy, Inc. ("Mystique") (MYS:TSX) announced that it has filed a statement of Mystique's petroleum and natural gas reserves and net present values of those reserves effective the year ended December 31, 2003 as required by National Instrument 51 – 101, *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators. Copies of Mystique's statement may be viewed on www.sedar.com.

Based in Calgary, Mystique is involved in the exploration and exploitation of petroleum reserves in western Canada. For additional information on Mystique, please contact:

Mr. Victor Luhowy
President
Tel: 403.261.3634
Fax: 403.265.3348
vic@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Tel: 403.261.3634
Fax: 403.265.3348
savi@mystiqueenergy.ca

Mystique Energy Inc.

News Release **JUNE 2, 2004**

For Immediate Release:

Mystique Energy, Inc. Raises Funds for Private Placement

CALGARY, Alberta (June 2, 2004) – Mystique Energy, Inc. ("Mystique") (MYS:TSX) reports that a certain director of Mystique have arranged a sale of 3,007,500 shares of Mystique at a price of $0.31 per share through the facilities of the TSX Venture Exchange. The proceeds from this sale will be used to fund part of the private placement of 7.5 million units of Mystique at a price of $0.28 per unit, each such unit being comprised of one common share of Mystique and one-half of a share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of Mystique at a price of $0.45 for a period of two years from the date of issuance of the share purchase warrant.

Proceeds from the private placement will be used for capital expenditures on workovers and recompletions of wells in Garrington during 2004, and for working capital and potential subsequent follow-up capital expenditures. The private placement is subject to regulatory approval.

Based in Calgary, Mystique is involved in the exploration and exploitation of petroleum reserves in western Canada. For additional information on Mystique, please contact:

Mr. Victor Luhowy
President
Tel: 403.261.3634
Fax: 403.265.3348
vic@mystiqueenergy.ca

Mr. Terry Lauder
Hedlin/Lauder Associates Inc.
Tel: 403.232.6251
Fax: 403.269.7566
terry@hedlinlauder.com

Mystique energy Inc.

News Release JUNE 3, 2004

For Immediate Release:

Mystique Energy, Inc. Appoints Vice President, Exploration

CALGARY, Alberta (June 3, 2004) – Mystique Energy, Inc. ("Mystique") (MYS:TSX Venture)

Vic Luhowy, President and Chief Operating Officer of Mystique Energy, Inc. is pleased to announce that Mr. Alex Tworo has joined Mystique as Vice President, Exploration. He brings to Mystique a proven track record and great depth of knowledge and experience in exploring for oil and natural gas in the western Canadian sedimentary basin.

Mr. Tworo has earned two degrees – a B.Sc., Honours Earth Sciences and a M.Sc., Earth Sciences, both from the University of Waterloo. He has over eighteen years of petroleum exploration experience in western Canada having held technical and managerial positions of increasing responsibilities with both small and medium sized companies. Included in his experiences and accomplishments is the founding and development of a private oil company that he grew from inception to a production level of 1000 boepd within three years. His latest position was Chief Geologist for Olympia Energy Inc. prior to its sale to Provident Energy Trust. During his four-year tenure at Olympia, he was instrumental in creating shareholder value through the identification and development of new exploration prospects and focus regions within the company's business plan.

According to Vic Luhowy, "Alex has developed a reputation as an innovative and success driven explorationist. His experience and knowledge fit very well with our growth strategy. Our focus area is a 'fairway' starting with our core producing area at Garrington in central Alberta and extending northwards to the Grand Prairie area. This fairway includes multiple horizons, good infrastructure and a good balance of light oil and natural gas prospects. His solid track record at companies in which he was previously involved demonstrates Alex's ability to successfully explore for oil and gas reserves in this fairway; a success that led to the growth of those companies. His understanding of 'what it takes' to make small companies such as Mystique grow from inception fits well with the rest of our team and will be instrumental in the leading the growth of our company".

Mr. Tworo is a member of the Canadian Society of Petroleum Geologists.

Based in Calgary, Mystique is involved in the exploration and exploitation of petroleum reserves in western Canada. For additional information on Mystique, please contact:

Mr. Victor Luhowy
President
Tel: 403.261.3634
Fax: 403.265.3348
vic@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Tel: 403.261.3634
Fax: 403.265.3348
savi@mystiqueenergy.ca